[Bcom3 LOGO]
                                                                           Memo


                                                     Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.

                                                  Commission File No. 333-87600

SEC-required information:

Bcom3 and Publicis have filed a final proxy statement/prospectus with the SEC concerning the transaction. Each Bcom3 shareholder will receive a copy of the proxy statement/prospectus by mail. We urge you to read the proxy statement/prospectus, as well as any other relevant documents that either party files with the SEC, because these documents contain important information. You can obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Greg Vichick at Bcom3, 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis, 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and is also set forth in the proxy statement/prospectus.

                            ***********************

22 August 2002

To:      All Bcom3 Shareholders

cc:      Maurice Levy

From:    Roger Haupt

Re:      Distribution of the prospectus

I'm pleased to inform you that the SEC completed its review earlier this week. The Form F-4 Registration Statement/Proxy Statement/Prospectus - the prospectus
- is effective today, and we are currently printing copies. Your copy will be in the mail today or tomorrow.

We will also put a digital version of the F-4, complete with instruction and voting forms, on a protected extranet site which you can access as a shareholder. The URL is http://www.bcom3.com/f4/index.html, and the password is [xxxxxxxxxx]. The site will be available by the end of today (Chicago time), giving you access to all of the information included in the package that is making its way to you via the mail. Please note that you can download and/or print the F-4 and the voting form if you wish, and it is perfectly acceptable for you to cast your vote by faxing the completed voting form as instructed on the document.

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We also have a tentative schedule for shareholder information sessions.
Regrettably, I won't be able to meet with every one of you face-to-face, but we will broadcast one of the early sessions as a webcast for all shareholders to access. Details on the webcast will follow shortly. Here is the tentative schedule for in-person sessions. You'll observe that the schedule does not include a meeting in the Asia/Pacific region. We originally planned to do at least one meeting in every region, but there simply isn't enough time. To my colleagues in this region, I'm grateful that I was able to conduct three information meetings (Tokyo, Hong Kong, and Sydney) with you in May, and I hope you understand that on this tour I simply had to include Latin America, which I was unable to visit in the spring. We will finalize and confirm this schedule within the next week.

-------------------------------------------------------------------------------
                   City                                       Date
-------------------------------------------------------------------------------
Chicago                                         Tuesday, September 3 (Will
                                                include an after-hours session
                                                for former-employees)
-------------------------------------------------------------------------------
New York                                        Wednesday, September 4 (Will
                                                include an after-hours session
                                                for former-employees)
-------------------------------------------------------------------------------
Miami (to include Santo Domingo, Guatemala      Thursday, September 5
City, Mexico City, Panama City and Bogota)
-------------------------------------------------------------------------------
Sao Paulo (to include Buenos Aires, Rio de      Friday, September 6
Janiero, Santiago, and Lima)
-------------------------------------------------------------------------------
London                                          Thursday, September 12 (two
                                                meetings)
-------------------------------------------------------------------------------
Frankfurt                                       Friday, September 13
-------------------------------------------------------------------------------

As you begin to review the documents that are being mailed and provided digitally to you, you will quickly discover that the prospectus is a lengthy document (450+ pages). It covers everything significant that you need to know about the merger, and I encourage you to review it. In addition, through the shareholder information sessions and other communications we will help highlight the information in the prospectus you need to understand this transaction before casting your vote.

Thank you for staying focused through this process and for helping deliver the numbers we were able to report last week. I am forever impressed with the talent and energy that is displayed by all of you.

Sincerely,

/s/ Roger